

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2017

Jason T. Liberty
Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, Florida 33132

   Re: **Royal Caribbean Cruises LTD.**
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 23, 2017
      File No. 001-11884

Dear Mr. Liberty:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief
            Office of Transportation and Leisure